Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

30th September 2010

Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-11960

Dear Mr Rosenberg

We have received your letter dated 28 September and are in the process of addressing the points raised therein.

Unfortunately, due to the significant commitments of producing our quarter 3 results announcement in October, we do not anticipate that we will be able to respond within the original 10-business day reply period. Accordingly, we are writing to notify you that we anticipate submitting our response by 29 October, in other words, within a 23 business day period.

We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 1625 517279.

Yours sincerely
Andy Chard
Director of External Reporting